Exhibit 10.24

February 13, 2012

PERSONAL & CONFIDENTIAL

Mr. E. Mitchell Norville

71 Hundreds Road

Wellesley, MA 02481

Dear Mitch:

This letter (the “Agreement”) confirms the agreement that we have reached regarding your separation from service from Boston Properties Limited Partnership and any of its affiliated and/or related entities (the “Company”) as its Executive Vice President and Chief Operating Officer. The purpose of this Agreement is to provide for an orderly and amicable transition in connection with your separation from service that includes provisions for severance pay and benefits, non-competition, non-solicitation, confidentiality and a release of claims as required by the Employment Agreement dated November 29, 2002, as amended, between you and Boston Properties, Inc. (the “Employment Agreement”).

Of course, regardless of whether you provide a release of claims as required by the Employment Agreement, the Company will still pay you your base salary, pro-rated accrued target bonus and any accrued but unused vacation time through your Separation Date. Also, you will be granted (i) a cash bonus of $950,000 for 2011 which will be paid no later than March 15, 2012, (ii) an option to acquire 20,469 shares of common stock of Boston Properties, Inc.(“Stock”) with an exercise price equal to the fair market value of the Stock on the date of grant, and (iii) a long term incentive award with a value of $1,321,500. Both the option grant and long term incentive award shall be subject to the terms and provisions of the award agreements. In addition, the Company will provide you with the right to continue group medical insurance coverage under COBRA and your rights under other benefit and incentive plans and programs would be governed by the applicable plan terms and governing practices consistent with your status as a terminated employee effective on your Separation Date.

With those understandings and in exchange for the promises of you and the Company set forth below, you and the Company agree as follows:

1.	Separation from Service

You hereby confirm that effective February 29, 2012 (the “Separation Date”), you will resign from your full-time employment and resign with respect to any and all positions that you hold with the Company. Between now and the Separation Date, you will continue to work with Mort Zuckerman, Doug Linde and the other members of the Company’s senior management to ensure an orderly transition of your duties, responsibilities and business relationships.

2.	Severance Benefits

(a) Severance Pay. The Company will pay you severance pay in an amount equal to $1,450,000, which is the sum of your annual base salary of $500,000 and $950,000, the amount of your cash bonus received in respect of 2011 (“Severance Amount”). The Severance Amount will be paid in equal installments in accordance with the Company’s payroll practice over a 12-month period beginning with the first payroll date that occurs at least 30 days after the Separation Date. For purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), each installment payment is a separate payment.

(b) Pro-rated Bonus. You will be entitled to a pro-rated bonus in the amount equal to $83,333,33. This amount will be paid, subject to appropriate withholdings, in a lump sum within 15 days of your Separation Date.

(c) Accelerated Vesting. On the Separation Date, you will become vested in the LTIP Units and option shares listed in Exhibit A attached hereto. You will also be permitted to retain the pro-rated portion of your 2011 outperformance award. The pro-rated portion is determined to be 35.9489 percent, i.e., 394 divided by 1,096.

Mr. E. Mitchell Norville

February 13, 2012

(d) Health Benefits. Your rights and obligations under COBRA will be explained in a separate letter to you describing your medical insurance continuation rights under COBRA. To continue your medical insurance coverage after the Separation Date, you must elect COBRA continuation coverage. If you elect COBRA continuation coverage and provided that you are not covered under another health plan, the Company shall continue to pay for medical insurance premiums for coverage of you and your beneficiaries to the same extent as if you had remained employed in the same position you held as of the execution of this Agreement for 12 months following the Separation Date. Since such payment is taxable income to you, the Company will withhold additional taxes from the Severance Amount due to you. You will be responsible for the remaining portion of such coverage as if you remained employed. You hereby authorize the deduction of the portion for which you are responsible from your Severance Amount.

(e) Outplacement. The Company agrees to pay $50,000 to New Directions or Essex Partners to provide you with outplacement services. Such payment will be paid within 90 days of the Separation Date.

(f) References. Mr. Linde will provide a verbal reference on your behalf in response to calls that he receives from prospective employers or regarding consulting opportunities.

3.	Stock Transactions

You will be subject to the Company’s insider trading policy and procedures until the beginning of the next open quarterly trading window following the completion of your consulting services after which you will no longer be obligated to comply with the Company’s trading blackout restrictions regarding the purchase or sale of Company stock or the exercise of Company stock options, although you will be subject to laws regarding insider trading, including, without limitation, any prohibitions arising from the possession of material, nonpublic information.

4.	Consulting Services

You agree to provide consulting services for the Company for a period of two months after the Separation Date on an as-requested basis, provided that the parties may mutually agree to extend the consulting period up until August 1, 2012. In consideration of your consulting services, the Company will provide you with a monthly fee of $20,000 per month (“Consulting Fees”). Such Consulting Fees will be paid biweekly during the period you are providing consulting services. It is not expected that you will be asked to provide services for more than an average of one eight hour day per week and to the extent reasonable, the Company will schedule such consulting services at mutually agreeable times and places. You will be permitted to pursue and accept new employment while you are providing consulting services provided that it does not breach your obligations under Section 9.

5.	Tax Treatment

The Company shall undertake to make deductions, withholdings and tax reports with respect to payments and benefits under this Agreement to the extent that it reasonably and in good faith determines that it is required to make such deductions, withholdings and tax reports. The Company will use best efforts to promptly notify you of the basis for all such deductions, withholdings and/or tax reports (as well as copies of any such reports or filings) and will make personnel from its finance department available to you or your advisors in the event you have any questions regarding the basis for any such deductions, withholdings and/or tax reports. Payments under this Agreement, other than the Consulting Fees shall be in amounts net of any such deductions or withholdings. You shall be responsible for self-employment taxes and other tax payments with respect to the Consulting Fees. Nothing in this Agreement shall be construed to require the Company to make any payments to compensate you for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.

Mr. E. Mitchell Norville

February 13, 2012

6.	Release of Claims

(a)	Release of Your Claims

In consideration of, among other terms, the payments and benefits described in Section 2, the extent to which you acknowledge you would otherwise not be entitled, you voluntarily release and forever discharge the Company, its affiliated and/or related entities, its and their respective predecessors, successors and assigns, its and their respective employee benefit plans and fiduciaries of such plans, and the current and former officers, directors, shareholders (but solely in their capacity as shareholders), employees, attorneys, accountants and agents of each of the foregoing, and except as to shareholders, in their official and personal capacities (collectively referred to as the “Releasees”) generally from all claims, demands, debts, damages and liabilities of every name and nature, known or unknown (“Claims”), that, as of the date when you sign this Agreement, you have, ever had, now claim to have or ever claimed to have had against any or all of the Releasees. This release includes, without limitation, all Claims:

•	relating to your employment by and separation from service with the Company;

•	of wrongful discharge;

•	of breach of contract;

•

of retaliation or discrimination under federal, state or local law (including, without limitation, Claims of age discrimination or retaliation under the Age Discrimination in Employment Act, Claims of disability discrimination or retaliation under the Americans with Disabilities Act, Claims of discrimination or retaliation under Title VII of the Civil Rights Act of 1964 and Claims of discrimination or retaliation under Mass. Gen. Laws ch. 151B);

•	under any other federal or state statute (including, but not limited to, the Employee Retirement Income Security Act of 1974, as amended);

•	of defamation or other torts;

•	of violation of public policy;

•	for wages, bonuses, incentive compensation, stock, stock options, vacation pay or any other compensation or benefits; and

•	for damages or other remedies of any sort, including, without limitation, compensatory damages, punitive damages, injunctive relief and attorney’s fees;

provided, however, that this release shall not affect your rights as a terminated employee as of the Separation Date under the Company’s benefit and incentive plans and governing practices, including, but not limited to, your stock option, outperformance award, restricted stock, LTIP Units, operating units, deferred compensation, employee stock purchase and 401K plans or programs, or your rights under this Agreement. This release will also not release the following claims: (a) any claim to enforce this Agreement or for breach of this Agreement; (b) any claim for vested benefits pursuant to any Employee Retirement Income Security Act (ERISA) plan; (c) any counterclaim against any individual released in this Agreement (but not the Company) who first files any claim against you; and (d) any claim for Workers’ Compensation benefits or COBRA benefits.

You agree that you shall not seek or accept damages of any nature, other equitable or legal remedies for your own benefit, attorney’s fees or costs from any of the Releasees with respect to any Claim released by this Agreement. As a material inducement to the Company to enter into this Agreement, you represent that you have not assigned to any third party and you have not filed with any agency or court any Claim released by this Agreement.

Mr. E. Mitchell Norville

February 13, 2012

(b)	Release of the Company’s Claims

In consideration for, among other terms, your release of Claims pursuant to the preceding subsection, the Company voluntarily releases and forever discharges you generally from all Claims that, as of the date when the Company signs this Agreement, the Company has, ever had, now claims to have or ever claimed to have had against you, including, without limitation, all Claims relating to your employment by and separation from employment with the Company; provided that the Company does not release you from any civil Claim that is based on conduct that also satisfies the elements of a criminal offense (“Excepted Claim”). The Company has no knowledge or reason to believe that the Company has any Excepted Claim against you.

7.	Return of Property

You agree that on or before the Separation Date, you will return to the Company all Company property, including, without limitation, keys and access cards, credit cards, files and any documents (including computerized data and any copies made of any computerized data or software) containing information concerning the Company or its finances, customers and business relationships (in the latter two cases, actual or prospective). If you discover that you continue to retain any such property, you shall return it to the Company immediately.

8.	Confidential Information

You understand and agree that you have been employed in a position of confidence and trust and have had access to information concerning the Company that the Company treats as confidential and the disclosure of which could negatively affect the Company’s interests (“Confidential Information”). Confidential Information includes, without limitation, financial information, business plans, prospects and opportunities which have been discussed or considered by management of the Company but does not include any information which has become part of the public domain (other than as a result of a disclosure by you in violation of this Agreement or other obligation). You agree that you shall not use or disclose any Confidential Information at any time after the Separation Date without the written consent of the Company.

9.	Non-competition and Non-solicitation

Because your services to the Company are special and because you have access to the Company’s confidential information, you covenant and agree that until the end of a one-year period following the Separation Date, you shall not, without the prior written consent of the Company (authorized by approval of the Board of Directors of the Company, including the approval of a majority of the independent Directors of the Company), directly or indirectly:

(a) engage, participate or assist in, either individually or as an owner, partner, employee, consultant, director, officer, trustee, or agent of any of any of the following businesses (or their subsidiaries, affiliates, successors or assigns which engage directly or indirectly in the acquisition, development, construction, operation, management of leasing of any commercial real estate property): Alexandria Real Estate Equities, Inc., Brandywine Realty Trust, Corporate Office Properties Trust, Digital Realty Trust, Inc., Douglas Emmett, Inc., Duke Realty Corporation, Kilroy Realty Corporation, Liberty Property Trust, Mack-Cali Realty Corporation, SL Green Realty Corp., and Vornado Realty Trust;

(b) intentionally interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between the Company or its affiliates and any tenant, supplier, contractor, lender, employee, or governmental agency or authority; or

Mr. E. Mitchell Norville

February 13, 2012

(c) call upon, compete for, solicit, divert, or take away, or attempt to divert or take away any of the tenants or employees of the Company or its affiliates, either for yourself or for any other business, operation, corporation, partnership, association, agency, or other person or entity.

10.	Nondisparagement

You agree not to make any disparaging statements concerning the Company or any of its affiliates, subsidiaries or current or former officers, directors, shareholders, but only in their capacity as shareholders, or employees who you have knowledge of on the Separation Date. You further agree not to take any actions or conduct yourself in any way that would reasonably be expected to affect adversely the reputation or goodwill of the Company and its current and former officers, directors, shareholders [but only in their capacity as shareholders], employees, attorneys, or accountants who you have knowledge of on the Separation Date. Nothing in this paragraph, however, will prohibit you from competing with the companies and individuals referenced in this Section (except as specifically prohibited in Section 9) and you will be able to compare your services and products as well as those of any future employer or of any entity to whom you provide consulting services, to that of the companies or individuals referenced in this Section. You further agree that you shall not voluntarily provide information to or otherwise cooperate with any individual or entity that is contemplating or pursuing litigation against any of the Releasees or that is undertaking any investigation or review of any of the Releasees’ activities or practices; provided, however, that you may participate in or otherwise assist in any investigation or inquiry conducted by the EEOC or the Massachusetts Commission Against Discrimination. These nondisparagement obligations shall not in any way affect your obligation to testify truthfully in any legal proceeding.

The Company will instruct Mort Zuckerman, Douglas T. Linde, Frank Burt and its Board of Directors not to take any action or make any statement, orally or in writing, which disparages or criticizes you or that would harm your reputation; provided, however, that neither the Company nor the individuals referenced in this Section are prohibited from competing against you and they will be able to compare their services and products to those that you or any future employer or any entity to whom you provide consulting services may offer.

11.	Information Concerning Actual, Potential or Alleged Financial Irregularities

You represent that you are not aware of any actual, potential or alleged financial irregularities concerning the Company that have not otherwise been disclosed to and acted upon by the Company’s audit committee.

12.	Litigation and Regulatory Cooperation

You acknowledge that you continue to be bound by the requirement to provide post-termination litigation and regulatory cooperation to the extent set forth in Paragraph 18 of the Employment Agreement.

13.	Suspension, Termination, and Recoupment of Payments and Attorneys’ Fees

If you violate any of your obligations in any material respect under Sections 8, 9 or 10 of this Agreement as reasonably determined by the Company in good faith, in addition to any other legal or equitable remedies it may have for such breach, the Company shall have the right to terminate or suspend its payments to you under Section 2 of this Agreement; provided, however, that you shall have the right to collect any such payments if a court of competent jurisdiction finds that you did not violate your obligations hereunder with respect to the obligations specified in the notice from the Company. To the extent that such payments have already been made, you will be obligated to return such payments to the Company upon demand to the extent necessary to compensate the Company for any damages found by a court of competent jurisdiction. The termination, suspension or recoupment of such payments in the event of such breach by you will not affect your continuing

Mr. E. Mitchell Norville

February 13, 2012

obligations under this Agreement. Notwithstanding the foregoing, this provision shall not apply to the extent that your breach of this Agreement consists of initiating a legal action in which you contend that the release set forth in Section 6 is invalid, in whole or in part, due to the provisions of 29 U.S.C. § 626(f).

14.	Legal Representation and Absence of Reliance

This Agreement is a legally binding document, and your signature will commit you to its terms. You confirm that you have been advised to consult with an attorney before signing this Agreement, and that an attorney has represented you in negotiating this Agreement.

You acknowledge that you have carefully read and fully understand all of the provisions of this Agreement and that you are voluntarily entering into this Agreement. You also acknowledge that in signing this Agreement, you are not relying on any representations by any representative of the Company concerning the meaning of any aspect of this Agreement.

15.	Enforceability

If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law. You understand that by entering into this Agreement, the Company is not admitting that it violated any legal obligation that it owed to you.

16.	Waiver

No waiver of any provision of this Agreement shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

17.	Entire Agreement

This Agreement is the entire agreement between you and the Company with respect to your retirement from the Company and the items identified in the introductory paragraph of this Agreement. All previous agreements or promises between you and the Company with respect to your retirement or other termination of employment are superseded, null and void except to the extent referenced in this Agreement. This Agreement shall be binding upon each of the parties and upon their respective heirs, administrators, representatives, personal representatives, executors, successors and assigns and shall inure to the benefit of each party and to their heirs, administrators, representatives, personal representatives, executors, successors and assigns.

18.	Indemnification

To the full extent permitted by law and subject to the Company’s Certificate of Incorporation and Bylaws, the Company shall indemnify you with respect to any actions commenced against you in your capacity as a director or officer or former director or officer of the Company, and the Company shall advance on a timely basis any expenses incurred in defending such actions. The Company agrees to use its best efforts to secure and maintain directors’ and officers’ liability insurance with respect to you.

Mr. E. Mitchell Norville

February 13, 2012

19.	Interpretation and Enforcement

This Agreement shall be interpreted and enforced under the laws of the Commonwealth of Massachusetts, without regard to conflict of law principles. In the event of any dispute, this Agreement shall be construed as a whole, shall be interpreted in accordance with its fair meaning and shall not be construed strictly for or against either you or the Company. In the event that any provision or portion of a provision of this Agreement shall be determined to be unenforceable, the remainder of this Agreement shall be enforced to the fullest extent possible as if such provision or portion of a provision were not included. This Agreement may be modified only by a written agreement signed by you and an authorized representative of the Company.

20.	Section 409A

To the extent any payment or benefit that you are entitled to receive under this Agreement would be considered deferred compensation within the meaning of Section 409A of the Code, such payment shall not be payable, and such benefit shall not be provided, until the date that is the earlier of (a) six months and a day from your separation from service or (b) your death. The Company acknowledges that your separation from service will occur on the Separation Date.

21.	Time for Consideration and Effective Date

You have the opportunity to consider this Agreement for 21 days before signing it. To accept this Agreement, you must return a signed original of this Agreement so that it is received by the undersigned at or before the expiration of this 21-day period. If you sign this Agreement within less than 21 days of the date of its delivery to you, you acknowledge by signing this Agreement that such decision was entirely voluntary and that you had the opportunity to consider this Agreement for the entire 21-day period. For the period of seven days from the date when this Agreement becomes fully executed, you have the right to revoke this Agreement by written notice to the undersigned. For such a revocation to be effective, it must be delivered so that it is received by the undersigned at or before the expiration of the seven-day revocation period. This Agreement shall not become effective or enforceable during the revocation period. This Agreement shall become effective on the first business day following the expiration of the revocation period.

Mr. E. Mitchell Norville

February 13, 2012

If you agree to these terms, please sign and date below and return this Agreement to me within the time limitation set forth above.

Sincerely,

BOSTON PROPERTIES LIMITED PARTNERSHIP

By:	BOSTON PROPERTIES, INC., its sole general partner

By:	/s/ Douglas T. Linde
Douglas T. Linde, President

BOSTON PROPERTIES, INC.

By:	/s/ Douglas T. Linde
Douglas T. Linde, President

Accepted and agreed to:

(Sign)	/s/ E. Mitchell Norville	Date:	February 13, 2012
E. Mitchell Norville

EXHIBIT A

Additional Vesting

Award	Additional Vesting
2009 LTIP Award	10,417 units

2010 LTIP Award	6,359 units

2011 LTIP Award	3,564 units

2012 LTIP Award	3,162 units

2011 Option Grant	4,464 option shares

2012 Option Grant	5,117 option shares